

Curastory, Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Auditor's Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
Curastory, Inc.

We have audited the accompanying balance sheets of Curastory, Inc. as of December 31, 2020 and 2021, and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Curastory, Inc. as of December 31, 2020 and 2021, and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 15, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	212,842	9,891
Prepaid Expenses	8,542	-
Total Current Assets	221,383	9,891
Non-current Assets		
Computer Equipment, net of Accumulated Depreciation	8,499	-
Intangible Assets: Website Development, net of Accumulated Amortization	4,997	-
Total Non-Current Assets	13,496	-
TOTAL ASSETS	234,880	9,891
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	70,506	33,085
Payroll Liabilities	50,813	87,333
Accrued Interest - Convertible Notes	13,886	-
Other Liabilities	-	2,000
Total Current Liabilities	135,205	122,418
Long-term Liabilities		
Convertible Notes	707,500	-
Future Equity Obligations (SAFE Notes)	286,717	140,653
Total Long-Term Liabilities	994,217	140,653
TOTAL LIABILITIES	1,129,422	263,071
EQUITY		
Common Stock	700	700
Additional Paid in Capital	22,358	16,234
Accumulated Deficit	(917,600)	(270,114)
Total Equity	(894,542)	(253,180)
TOTAL LIABILITIES AND EQUITY	234,880	9,891

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	139,443	40,687
General and Administrative	488,271	234,982
Rent and Lease	6,205	-
Depreciation	644	-
Amortization	47	-
Total Operating Expenses	634,609	275,669
Operating Income (loss)	(634,609)	(275,669)
Other Income		
Interest Income	-	-
Other	1,010	18,120
Total Other Income	1,010	18,120
Other Expense		
Interest Expense	13,886	-
Other	-	-
Total Other Expense	13,886	-
Provision for Income Tax	-	-
Net Income (loss)	(647,485)	(257,549)

Statement of Cash Flows

| | Year Ended December 31, | |
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(647,485)	(257,549)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Equity-Based Compensation	1,117	2,143
Depreciation	644	-
Amortization	47	-
Accounts Payable	37,421	31,622
Accrued Interest - Convertible Notes	13,886	-
Payroll Liabilities	(36,520)	78,333
Prepaid Expenses	(8,542)	-
Other	(2,000)	2,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	6,054	114,098
Net Cash provided by (used in) Operating Activities	(641,431)	(143,452)
INVESTING ACTIVITIES		
Computer Equipment	(9,143)	-
Website Development	(5,044)	-
Net Cash provided by (used by) Investing Activities	(14,187)	-
FINANCING ACTIVITIES		
Common Stock	5,006	12,037
Convertible Notes	707,500	-
Future Equity Obligations (SAFE Notes)	146,063	140,653
Net Cash provided by (used in) Financing Activities	858,569	152,691
Cash at the beginning of period	9,891	652
Net Cash increase (decrease) for period	202,951	9,239
Cash at end of period	212,842	9,891

Statement of Changes in Shareholder Equity

	Common Stock				Total Shareholder Equity
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	
Beginning Balance at 1/1/2020	7,100,000	700	2,054	(12,565)	(9,811)
Restricted Stock Grant Awards & Vested Compensation	2,298,363	-	2,143	-	2,143
Additional Paid in Capital	-	-	12,037	-	12,037
Net Income (Loss)	-	-	-	(257,549)	(257,549)
Ending Balance 12/31/2020	9,398,363	700	16,234	(270,114)	(253,180)
Restricted Stock Grant Awards & Vested Compensation	505,000	-	1,117	-	1,117
Additional Paid in Capital	-	-	5,006	-	5,006
Net Income (Loss)	-	-	-	(647,485)	(647,485)
Ending Balance 12/31/2021	9,903,363	700	22,358	(917,600)	(894,542)

Curastory, Inc.
Notes to the Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Curastory, Inc. ("the Company") was formed in Delaware on August 23rd, 2019. The Company plans to earn revenue through video content creation through Creator and Brand partnerships. The Company's headquarters is in Brooklyn, New York. The Company's customers are located across the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Computer Equipment	3	9,143	644	-	8,499
Grand Total	-	9,143	644	-	8,499

Capitalized Internal-Use Software Costs

We are required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 3 years.

License Agreement

In December 2021, the Company entered into a Music Use Agreement with an entity ("the Entity") that is the owner of certain rights in and to certain musical compositions and master recordings. In exchange for a license fee of $11,800 to be paid in equal, quarterly installments from March, 2022 to December, 2022, the Company has the right to review, audition, and synchronize music from the Entity's database into certain productions to then commercialize. The term of this license agreement shall last from December 2021 till January 2023.

Other Income

In 2020, the Company received grants in the total amount of $18,120.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

In 2019, the Company authorized an Equity Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 1,500,000 shares of Common Stock have been allocated towards this Plan to be awarded in the form of Stock Options or Restricted Stock. Throughout 2020 and 2021, the Company granted a total of 173,363 and 505,000 shares, respectively, in the form of Restricted Stock Awards. These shares shall vest over a period of 2 years with 12.5% of shares vesting 3 months after the effective date, with the remaining shares vesting in 21 equal monthly installments.

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares		Weighted Average Fair Value
Nonvested shares, January 1, 2020	91,667	$	0.0001
Granted	173,363	$	0.0050
Vested	(85,747)	$	0.0001
Forfeited	-	$	-
Nonvested shares, December 31, 2020	179,283	$	0.0047
Granted	505,000	$	0.0180
Vested	(138,973)	$	0.0082
Forfeited	(36,875)	$	0.0001
Nonvested shares, December 31, 2021	508,435	$	0.0173

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New York. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which closely approximates the Company's accumulated deficit. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Throughout 2021, the Company has entered into several convertible note agreements for the purposes of funding operations. A summary of these notes and their terms is below:

A) The Company entered into $100,000 worth of convertible notes each carrying an interest rate of 5% and a maturity date in June 2023. In the event that the Company issues and sells shares of its equity securities to investors on or before the maturity date in a qualified equity financing event resulting in total proceeds of at least $250,000 (excluding the conversion of these notes or other convertible instruments issued for capital raising purposes such as Simple Agreements for Future Equity), then the outstanding principal balance of these notes and any unpaid accrued interest shall automatically convert into such shares sold in the equity financing at a conversion price equal to the lesser of (i) 80% multiplied by the price paid per share for such shares by the Investors, or (ii) the price equal to the quotient of $3M divided by the total number of outstanding shares of the Company immediately prior to the equity financing calculated on a fully diluted basis.

B) The Company entered into $587,500 worth of convertible notes each carrying an interest rate of 6% and a maturity date in June 2023. In the event that the Company issues and sells shares of its equity securities to investors while these notes remain outstanding in a qualified equity financing event resulting in total proceeds of at least $1,000,000 (excluding the conversion of these notes or other convertible instruments issued for capital raising purposes such as Simple Agreements for Future Equity), then the outstanding principal amount of these notes and any unpaid accrued interest shall automatically convert into such shares sold in the equity financing at a conversion price equal to the quotient resulting from dividing 9,000,000 by the number of outstanding shares of the Company's Common Stock immediately prior to the equity financing event.

C) The Company entered into $20,000 worth of convertible notes each bearing no interest rate nor maturity date. As of immediately prior to the earliest to occur of (i) a qualified equity financing event with total proceeds of at least $250,000, (ii) a liquidity event, (iii) a dissolution event, or (iv) fifteen business days after the receipt of a demand notice, the Company shall issue to the investor a number of shares of the Company's Common Stock equal to a percentage of the fully diluted Capital Stock of the Company. This percentage ranges from 2.4% to 3.6% in accordance with each convertible note.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2020 and 2021, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date, bear no interest rate, and are presented net of fundraising costs on the Statement of Financial Position. The intermediary through which these SAFEs are processed receives 6% of all capital raised along with any transaction fees incurred. As a result, the SAFE notes are reported net of expenses which were $14,910 and $26,055 as of December 31, 2020 and 2021, respectively. The agreements provide the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to the SAFE purchase price divided by either (a) the price per share equal to the post-money valuation cap divided by the Company's capitalization, or (b) the price per share sold in the equity financing event multiplied by 90%, whichever calculation results in the greatest number of shares. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price. Furthermore, in the event the Company pays a dividend on outstanding shares of Common Stock while these SAFE agreements are outstanding, the Company will pay the dividend amount to these SAFE Investors at the same time. The dividend amount shall be determined as the dividend that is paid per share of Common Stock multiplied by (x) the SAFE purchase price divided by (y) the liquidity price (treating the dividend date as a liquidity event solely for purposes of calculating such liquidity price). Lastly, these SAFE agreements are subject to valuation caps of $3M - $6M.

In addition to the SAFE agreements mentioned above, the Company entered into one particular SAFE agreement with a third party bearing no maturity nor interest. Following any equity financing events, this agreement provides the Company the right to continue the term of the SAFE without converting the SAFE purchase price into Capital Stock, or issue a number of shares of the same class and series of Capital Stock sold during the corresponding financing event. The number of shares issued shall equal the SAFE purchase price divided by either (i) the lowest price per share sold in the first equity financing event if the pre-money valuation of the Company is less than or equal to $9M, or (ii) the price per share equal to $9M divided by the Company's fully diluted capitalization if the pre-money valuation of the Company is greater than $9M. This agreement is not subject to any discount rate. Alternatively, the agreement provides the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to the SAFE purchase price divided by the liquidity price.

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes	707,500	0% - 6%	2023 - No Maturity Date	-	707,500	707,500	13,886
Total				**-**	**707,500**	**707,500**	**13,886**

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	707,500
2024	-
2025	-
2026	-
Thereafter	-

*The SAFE agreements mature during a qualified equity financing or liquidity event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.0001 per share. 9,903,363 shares were issued and outstanding as of December 31, 2020 and 2021.

In November 2019, the Company issued 7,000,000 shares of Common Stock for a total purchase price of $700. Of these shares, 5,250,000 are subject to a repurchase option and shall be released from said option at the following rate: 25% on the 1-year anniversary of the effective date with the remaining shares being released in 36 equal monthly installments.

In May 2020, the Company issued 2,125,000 shares of Common Stock for a total purchase price of $2,125. All of these shares are subject to a repurchase option and shall be released from said option at the following rate: 25% in October 2020 with the remaining shares being released in 36 equal monthly installments.

Voting: Common Shareholders are entitled to one vote per share.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 15, 2022, the date these financial statements were available to be issued.

In March 2022, the Company granted an additional 25,000 shares in the form of Restricted Stock Awards pursuant to the Company's Equity Incentive Plan.

In April 2022, the Company entered into a convertible promissory note of $75,000 carrying the same terms as those described in the "Debt" note under section "B".

In August 2022, the Company received grant income in the amount of $100,000 from a charitable organization that helps fund startups.

In 2022, the Company raised a total of $635,100 from SAFE agreements. The SAFE notes bear no maturity date nor interest rate. The agreements provide the right of the investor to future equity in the Company in the form of the same class and series of Preferred Stock sold during a qualified equity financing event equal to the SAFE purchase price divided by either (i) the price per share sold during the financing event, or (ii) the price per share equal to the valuation cap of $20M divided by the Company's Capitalization, whichever calculation results in the greatest number of shares. Alternatively, the agreements provide the right of the investor to receive a portion of the proceeds during a qualified liquidity event equal to the greater of (i) the SAFE purchase price, or (ii) the amount payable on the number of shares of Common Stock equal to (x) the SAFE purchase price divided by (y) the price per share equal to the valuation cap of $20M divided by the Company's Capitalization immediately prior to the liquidity event. Furthermore, in the event the Company pays a dividend on outstanding shares of Common Stock while these SAFE agreements are outstanding, the Company will pay the dividend amount to these SAFE Investors at the same time. The dividend amount shall be determined as the dividend that is paid per share of Common Stock multiplied by (x) the SAFE purchase price divided by (y) the liquidity price (treating the dividend date as a liquidity event solely for purposes of calculating such liquidity price).

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.